Contact

www.linkedin.com/in/joshua-parent-b793954 (LinkedIn)
www.facebook.com/scumandvillainycantina (Other)

Top Skills

Primavera P6
Construction Management
CPM Scheduling

Joshua Parent

Customer Success Manager at SmartPM Technologies, Inc.
United States

Summary

My background is predominantly in the construction industry, in the capacity of project management and expert witness services relating to construction scheduling, delay and project controls. I have worked on large scale commercial projects for developers, owners, contractors and attorneys all over the United States and internationally.

Experience

Scum & Villainy Cantina
Owner
February 2019 - Present (7 years 1 month)
Greater Los Angeles Area

A geek bar nestled in the heart of Hollywood, Scum & Villainy Cantina is a scifi-safehouse that caters to pop culture fandoms.

SmartPM Technologies, Inc.
Customer Success Manager
March 2021 - September 2021 (7 months)
Nashville, Tennessee, United States

SmartPM provides developer & contractor oversite teams with a construction project intelligence solution that imports P6 and MS Project schedules to automatically extract unique insights into scheduling logic, forecasted end-date risks, and delay causation. SmartPM reads between the lines of the project schedule to better evaluate assumptions, risks, and delays for simpler (project) oversite.

Park Electric & Plumbing
Small Business Owner
May 2019 - July 2021 (2 years 3 months)
Eagle Bay, New York, United States

Owner and manager of independent contracting company providing design, consulting and installation for residential and commercial clients looking for

electrical, plumbing, heating, standby generators and residential sprinkler systems.

Lighthouse Consulting Group
Senior Associate
November 2020 - March 2021 (5 months)
Nashville, Tennessee, United States

BlackFire Technologies
Owner/Managing Director
August 2015 - March 2019 (3 years 8 months)
Las Vegas, Nevada Area

In charge of business development, including new business opportunities and strategic planning. Responsibilities also include overseeing strategic consulting and project management services.

Self-Employed
Independent Consultant
September 2014 - March 2016 (1 year 7 months)
Denver, CO

Secretariat International
4 years 7 months

Senior Associate
March 2012 - September 2014 (2 years 7 months)
Manhattan Beach, CA

Associate
March 2010 - March 2012 (2 years 1 month)

Suffolk Construction
8 months

Estimator
October 2008 - March 2009 (6 months)

Assistant Project Manager
August 2008 - October 2008 (3 months)

Turner Construction
1 year 11 months

Field Engineer

September 2007 - August 2008 (1 year)

Assistant Engineer
October 2006 - September 2007 (1 year)

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Education

Cornell University
Bachelor of Science (B.S.), Applied Economics and
Management · (2002 - 2006)

University of Birmingham
Student Exchange Program, International Business · (2005 - 2005)